Lavoro Limited

Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2023

Interim condensed consolidated statement of financial position As of September 30, 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Content

Interim condensed consolidated statement of financial position As of September 30, 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	September 30, 2023	June, 30 2023

Assets
Current assets
Cash equivalents	4	564,312	564,294
Trade receivables	5	3,070,618	2,667,057
Inventories	8	2,556,598	1,868,204
Taxes recoverable	9	73,781	57,001
Derivative financial instruments	7	39,145	40,410
Commodity forward contracts	10	92,779	114,861
Advances to suppliers		679,772	192,119
Other assets		27,783	32,701
Total current assets		7,104,788	5,536,647

Non-current assets
Restricted cash	19	147,917	139,202
Trade receivables	5	31,559	41,483
Other assets		20,870	8,390
Judicial deposits		24,246	8,820
Right-of-use assets	12	171,332	173,679
Taxes recoverable	9	330,979	282,903
Deferred tax assets	20	382,383	329,082
Investments		2,376	-
Property, plant and equipment	12	203,395	196,588
Intangible assets	13	941,152	807,192
Total non-current assets		2,256,209	1,987,339

Total assets		9,360,997	7,523,984
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position As of September 30, 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	September 30, 2023	June 30, 2023

Liabilities
Current liabilities
Trade payables	14	3,620,208	2,575,701
Trade payables – Supplier finance	14(c)	-	26,157
Lease liabilities	11	82,306	85,865
Borrowings	15	1,700,925	922,636
Obligations to FIAGRO quota holders	16	160,249	150,018
Payables for the acquisition of subsidiaries	17	236,783	221,509
Derivative financial instruments	7	46,281	44,008
Commodity forward contracts	10	82,538	207,067
Salaries and social charges		201,246	223,376
Taxes payable		49,381	37,105
Dividends payable		1,324	1,619
Warrant liabilities	19	37,866	36,446
Advances from customers	22	630,301	488,578
Other liabilities		90,788	34,388
Total current liabilities		6,940,196	5,054,473

Non-current liabilities
Trade payables	14	333	2,547
Lease liabilities	11	100,616	98,554
Borrowings	15	37,484	42,839
Payables for the acquisition of subsidiaries	17	31,632	53,700
Provision for contingencies	21	12,729	8,845
Liability for FPA Shares	19	144,572	139,133
Other liabilities		181	223
Taxes payable		16,100	963
Deferred tax liabilities	20	18,499	12,351
Total non-current liabilities		362,146	359,155

Equity	24
Share Capital		591	591
Additional Paid-in Capital		2,127,299	2,134,339
Capital reserve		20,497	14,533
Other comprehensive loss		(14,440)	(28,634)
Accumulated losses		(327,247)	(260,710)
Equity attributable to shareholders of the Parent Company		1,806,700	1,860,119
Non-controlling interests		251,955	250,238

Interim condensed consolidated statement of financial position As of September 30, 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Total equity	2,058,655	2,110,357

Total liabilities and equity	9,360,997	7,523,984
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of profit or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	September 30, 2023	September 30, 2022

Revenue	25	2,365,956	2,285,964
Cost of goods sold	26	(2,072,671)	(1,811,756)

Gross profit		293,285	474,208

Operating expenses
Sales, general and administrative expenses	26	(320,238)	(315,425)
Other operating (expenses) income, net		352	13,617
Share of profit of an associate		(967)	-

Operating profit		(27,568)	172,400

Finance Income (costs)
Finance income	27	85,899	88,819
Finance costs	27	(235,987)	(227,420)
Other financial income (costs)	27	21,136	(9,219)

Profit (loss) before income taxes		(156,520)	24,580

Income taxes
Current	20	38,493	16,232
Deferred	20	47,030	37,267

Profit (loss) for the year		(70,997)	78,079

Attributable to:
Net investment of the parent/ Equity holders of the parent		(66,537)	59,615
Non-controlling interests		(4,460)	18,464

Earnings (loss) per share
Basic, profit (loss) for the period attributable to net investment of the parent/ equity holders of the parent	24	(0.59)	0.52
Diluted, profit (loss) for the period attributable to net investment of the parent/ equity holders of the parent	24	(0.59)	0.52
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim consolidated statement of comprehensive income or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

	September 30, 2023	September 30, 2022

Profit (loss) for the period	(70,997)	78,079
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	14,194	61,024

Total comprehensive (loss) income for the year	(56,803)	139,103

Attributable to:
Net investment of the parent/ equity holders of the parent	(52,343)	120,639
Non-controlling interests	(4,460)	18,464
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity For the three-month period ended September 30, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Net investment of the Parent	Share Capital	Additional Paid-in Capital	Share-Based Compensation reserve	Acumulated gain/losses	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity/ Net Investment

At June 30, 2022		1,451,647	-	-	-	-	-	1,451,647	218,080	1,669,727

Exchange differences on translation of foreign operations		(1,374)	-	-	-	-	-	(1,374)	-	(1,374)
Share-based payment		8,912	-	-	-	-	-	8,912	-	8,912
Acquisition of non-controlling interests		(8,058)	-	-	-	-	-	(8,058)	-	(8,058)
Acquisition of subsidiaries		-	-	-	-	-	-	-	(4,597)	(4,597)
Other		-	-	-	-	-	-	-	(8,109)	(8,109)
Profit for the period		59,615	-	-	-	-	-	59,615	18,464	78,079
At September 30, 2022		1,510,742	-	-	-	-	-	1,510,742	223,838	1,734,580

At June 30, 2023		-	591	2,134,339	14,533	(260,710)	(28,634)	1,860,119	250,238	2,110,357

Exchange differences on translation of foreign operations		-	-	-	-	-	14,194	14,194	-	14,194
Share-based payment	24	-	-	-	5,964	-	-	5,964	-	5,964
Acquisition of subsidiaries	18	-	-	-	-	-	-	-	2,118	2,118
Other		-	-	(7,040)	-	-	-	(7,040)	4,059	(2,981)
Loss for the period		-	-	-	-	(66,537)	-	(66,537)	(4,460)	(70,997)

At September 30, 2023		—	591	2,127,299	20,497	(327,247)	(14,440)	1,806,700	251,955	2,058,655
The accompanying notes are an integral part of the interim consolidated financial statements.

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Interim condensed consolidated statement of cash flows For the three-month period ended September 30, 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	September 30, 2023	September 30, 2022

Operating activities:
Profit (loss) before income taxes		(156,520)	24,580
Adjustments to reconcile profit (loss) for the period to net cash flow:
Allowance for expected credit losses	26	26,496	12,061
Foreign exchange diferences	27	4,862	11,889
Accrued interest expenses	27	80,143	53,265
Interest arising from revenue contracts	27	(65,647)	(65,129)
Interest on trade payables	27	142,360	148,911
Loss (gain) on derivatives	27	(26,281)	450
Interest from tax benefits	27	(10,465)	(7,407)
Fair value on commodity forward contracts	27	284	(3,121)
Gain on changes in fair value of warrants		1,420	-
Amortization of intangibles	26	18,376	24,350
Amortization of right-of-use assets	26	19,441	16,613
Depreciation	26	4,515	3,578
Losses and damages of inventories	26	1,565	4,209
Provisions for contingencies		3,884	8,313
Share-based payment	24	5,964	8,911
Share of profit of an associate		967	-

Changes in operating assets and liabilities:
Assets
Trade receivables		(446,075)	(715,626)
Inventories		(643,982)	(897,943)
Advances to suppliers		(480,712)	(499,853)
Derivative financial instruments		29,819	(1,106)
Taxes recoverable		(15,651)	(19,360)
Other receivables		(122,747)	13,987
Liabilities
Trade payables		1,057,664	1,081,930
Advances from customers		138,212	473,146
Salaries and social charges		(23,781)	(25,143)
Taxes payable		23,719	36,057
Other payables		72,283	152,902

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Interim condensed consolidated statement of cash flows For the three-month period ended September 30, 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Interest paid on borrowings and FIAGRO quota holders		(84,501)	(45,644)
Interest paid on acquisitions of subsidiary		(4,461)	(2,652)
Interest paid on trade payables and lease liabilities		(234,048)	(307,574)
Interest received from revenue contracts		86,825	122,981
Income taxes paid/received		5,578	(40,004)

Net cash flows from (used in) operating activities		(590,494)	(432,429)

Investing activities:
Acquisition of subsidiary, net of cash acquired		(109,724)	(91,773)
Additions to property, plant and equipment and intangible assets		(23,896)	(57,201)
Proceeds from the sale of property, plant and equipment		3,720	32
Net cash flows used in investing activities		(129,900)	(148,942)

Financing activities:
Proceeds from borrowings	15	1,218,074	731,007
Repayment of borrowings	15	(481,957)	(156,751)
Payment of principal portion of lease liabilities	11	(18,787)	(15,171)
Proceeds from FIAGRO quota holders, net of transaction costs	16	137,496	141,645
Repayment of FIAGRO quota holders	16	(117,297)	(6,632)
Trade payables – Supplier finance	14(c)	(26,157)	-
Acquisition of non-controlling interests		-	(31,500)
Dividend payments		(295)	-

Net cash flows provided by financing activities		711,077	662,598

Net increase (decrease) in cash equivalents		(9,317)	81,228
Net foreign exchange difference		9,335	-

Cash equivalents at beginning of year		564,294	254,413

Cash equivalents at end of year		564,312	335,641
accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

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Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
1.Background information
Lavoro Limited is a Cayman Island exempted company incorporated on August 22, 2022.
Lavoro Limited is a public company listed with the US Securities and Exchange Commission (“SEC”) and its shares are traded on Nasdaq Global Select Market under ticker symbol “LVRO”.
Lavoro Limited (“Lavoro” and collectively with its subsidiaries, the “Group”) is one of the main agricultural input distribution platforms in Latin America, with relevant agricultural input distribution operations in Brazil and Colombia, and an early stage agricultural input trading company in Uruguay. Also, as a result of a verticalization strategy, the Group produces agricultural biological and special fertilizers products through its own facilities. The Group offers farmers a complete portfolio of products and services with the goal of helping farmer customers succeed by providing multi-channel support.
As of September 30, 2023, the Group is controlled by investment funds, managed by general partners which are ultimately controlled by Patria Investments Limited (the “Parent” or “Patria”), a manager of alternative assets with its shares listed on the NASDAQ.

As of September 30, 2023, the Group is controlled by investment funds managed by by Patria
Investments Limited (“Patria”), a global alternative asset manager with shares listed on NASDAQ.
Relevant events
•Acquisitions
The Group concluded one business acquisition during the three-month period ended September, 30, 2023, for which the total consideration was R$140,000 including cash, amounts payable in installments and issuance of shares. These acquisitions are further described in Note 18. Additionally, the Group completed an acquisition subsequent to September 30, 2023, which are described in note 29.
2.Significant accounting policies
(a)Basis for preparation of the unaudited interim condensed consolidated financial statements
The unaudited interim condensed consolidated financial statements for the three-month period ended September 30, 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors

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Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and wich is definided as not less than 12 months from the end of the reporting period.
These unaudited interim condensed consolidated financial statements for the period ended of September 30, 2022, reflect the historical operating results of Lavoro Brazil, Crop Care and Lavoro Colombia on a combined basis prior to the corporate reorganizations as disclosed in the annual consolidated financial statements for the year ended June 30, 2023.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of June 30, 2023.
These interim condensed consolidated financial statements as of September 30, 2023 and for the three-month period ended September 30, 2023 and 2022 were authorized for issuance by the Board of Directors on January 23, 2024
(b)New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those used in the preparation of the Group’s annual consolidated financial statements for the year ended June 30, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments applicable for the first time in 2022 and 2023 do not have an impact on the interim consolidated financial statements of the Group.
(c)Basis of combination/consolidation procedures
All unrealized intra-group and intercompany balances, transactions, gains and losses relating to transactions between group companies were eliminated in full.
The interim condensed consolidated financial statements include the following subsidiaries of Lavoro Limited:

Equity interest
Name	Core activities	Location	September 30, 2023	June 30, 2023
Corporate:

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Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Lavoro Agro Limited	Holding	George Town – Cayman Island	100%	100%
Lavoro America Inc.	Holding	California - USA	100%	100%
Lavoro Merger Sub II Limited (i)	Holding	George Town – Cayman Island	100%	100%
Lavoro Agro Cayman II	Holding	George Town – Cayman Island	100%	100%
Lavoro Latam SL	Holding	Madrid - Spain	100%	100%
Lavoro Uruguay S.A. (formerly Malinas SA)	Holding	Montevideu – Uruguay	100%	100%
Lavoro Brazil:
Lavoro Agro Holding S.A.	Holding	São Paulo – Brazil	100%	100%
Lavoro Agrocomercial S.A.	Distributor of agricultural inputs	Rondonópolis – Brazil	97.42%	97.42%
Agrocontato Comércio e Representações de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Sinop – Brazil	97.42%	97.42%
PCO Comércio, Importação, Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – Brazil	97.42%	97.42%
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.11%	93.11%
Produtiva Agronegócios Comércio e Representação Ltda.	Distributor of agricultural inputs	Paracatu – Brazil	87.40%	87.40%
Facirolli Comércio e Representação S.A. (Agrozap)	Distributor of agricultural inputs	Uberaba – Brazil	62.61%-	62.61%-
Agrovenci Comércio, Importação, Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – Brazil	97.42%	97.42%
Central Agrícola Rural Distribuidora de Defensivos Ltda.	Distributor of agricultural inputs	Vilhena – Brazil	97.42%	97.42%
Distribuidora Pitangueiras de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Ponta Grossa – Brazil	93.11%	93.11%
Produtec Comércio e Representações S.A.	Distributor of agricultural inputs	Cristalina – Brazil	87.4%	87.4%

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Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Qualiciclo Agrícola S.A.	Distributor of agricultural inputs	Limeira – Brazil	66.75%	66.75%
Desempar Participações Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Denorpi Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Deragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Desempar Tecnologia Ltda.	Holding	Palmeira – Brazil	93.11%	93.11%
Futuragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Plenafértil Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Realce Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Cultivar Agrícola Comércio, Importação e Exportação S.A.	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.11%	93.11%
Nova Geração.	Distributor of agricultural inputs	Pinhalzinho – Brazil	66.75%	66.75%
Floema Soluções Nutricionais de Cultivos Ltda.	Distributor of agricultural inputs	Uberaba – Brazil	62.61%	62.61%
Casa Trevo Participações S.A.	Holding	Nova Prata – Brazil	79.14%	79.14%
Casa Trevo Comercial Agrícola LTDA.	Distributor of agricultural inputs	Nova Prata – Brazil	79.14%	79.14%
CATR Comercial Agrícola LTDA	Distributor of agricultural inputs	Nova Prata – Brazil	79.14%	79.14%
Sollo Sul Insumos Agrícolas Ltda	Distributor of agricultural inputs	Pato Branco – Brazil	93.11%	93.11%

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Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Dissul Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Pato Branco – Brazil	93.11%	93.11%
Referência Agroinsumos LTDA. (i)	Distributor of agricultural inputs	Dom Pedrito - Brazil	65,18%	-
Perterra Trading S.A. (ii)	Private label products	Montevideu - Uruguay	100%	100%
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais	FIAGRO	São Paulo – Brazil	5%	5%
Lavoro Colômbia:
Lavoro Colombia S.A.S.	Holding	Bogota – Colombia	94.90%	94.90%
Crop Care Colombia	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%
Agricultura y Servicios S.A.S.	Distributor of agricultural inputs	Ginebra - Colombia	94.90%	94.90%
Grupo Cenagro S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%
Cenagral S.A.S	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%
Grupo Gral S.A.S.	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%
Agrointegral Andina S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Servigral Praderas S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Agroquímicos para la Agricultura Colombiana S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Provecampo S.A.S.	Distributor of agricultural inputs	Envigado – Colombia	94.90%	94.90%
Crop Care:
Crop Care Holding S.A.	Holding	São Paulo – Brazil	100%	100%

15

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Perterra Insumos Agropecuários S.A.	Private label products	São Paulo – Brazil	100%	100%
Araci Administradora de Bens S.A.	Private label products	São Paulo – Brazil	100%	100%
Union Agro S.A.	Private label products	Pederneiras – Brazil	73%	73%
Agrobiológica Sustentabilidade S.A.	Private label products	São Paulo – Brazil	65.13%	65.13%
Agrobiológica Soluções Naturais Ltda.	Private label products	Leme – Brazil	65.13%	65.13%
Cromo Indústria Química LTDA.	Private label products	Estrela - Brasil	70%	70%
(i)See note 18 of Acquisitions of subsidiaries.
(ii)Perterra Trading S.A. was acquired in March 2023 by the subsidiary Distribuidora Pitangueiras de Produtos Agropecuários S.A. in a transaction with a related party Lavoro Uruguay S.A.
Additionally, the interim condensed consolidated financial statements include the following non-consolidated affiliate company:

		Equity interest
Name	Core activities	Location	September 30, 2023	June 30, 2023
Gestão e Transformação Consultoria S.A.	Consulting	São Paulo – Brazil	40%	40%
3.Segment information
(a)Reportable segments by management

The chief operating decision-maker of the Group (the “CODM”) is the board of directors which is responsible for allocating resources among operating segments and assessing their performance and for making strategic decisions.

The determination of the reportable segments is based on internal reports reviewed by the CODM, which include considerations in relation to risks and returns, organizational structure, etc. Certain expenses across segments are allocated based on reasonable allocation criteria, such as revenues or historical trends.
The Group’s reportable segments are the following:
•Brazil Cluster: comprising companies located in Brazil that sell agricultural inputs;
• LATAM Cluster: comprising companies located in Colombia that sell agricultural inputs;
• Crop Care Cluster: consisting companies that produce and import their own portfolio of proprietary products including off-patent crop protection and specialty products (e.g, biologicals and specialy fertilizers).

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Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The CODM used information on a pro forma basis giving effect of the acquisitions completed during the year to assess the segment performance. Starting from March 31, 2023, the CODM began using historical segment financial information. Segment information for the prior period has been recast for comparative purposes.
(b)Financial information by segment
Segment assets and liabilities as of September 30, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	266,605	19,305	86,349	372,259	192,053	-	564,312
Trade receivables	2,502,896	395,801	309,279	3,207,976	-	(105,799)	3,102,177
Inventories	2,153,485	234,117	205,305	2,592,907	-	(36,309)	2,556,598
Advances to suppliers	654,137	2,516	23,231	679,884	-	(112)	679,772

Total assets	7,664,723	781,697	818,210	9,264,630	2,030,669	(1,934,302)	9,360,997

Certain liabilities
Trade payables	3,224,160	358,974	142,376	3,725,510	830	(105,799)	3,620,541
Borrowings	1,532,322	92,055	114,032	1,738,409	-	-	1,738,409
Advances from customers	625,153	480	4,780	630,413	-	(112)	630,301

Total liabilities and equity	7,664,723	781,697	818,210	9,264,630	2,030,669	(1,934,302)	9,360,997
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Transactions between the Crop Care segment and the Brazil segment.

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Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Statement of profit or loss data for the three-month period ended September 30, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Revenue	2,017,918	324,161	175,045	2,517,124	-	(151,168)	2,365,956
Cost of goods sold	(1,841,573)	(279,486)	(99,179)	(2,220,238)	-	147,567	(2,072,671)
Sales, general and administrative expenses (iii)	(230,637)	(31,091)	(56,207)	(317,935)	(2,303)	-	(320,238)
Equity results and other results from subsidiaries	(1,459)	-	492	(967)	(57,391)	57,391	(967)
Other operating income, net	17,653	(1,147)	1,519	18,025	(17,673)	-	352
Financial (costs) income	(121,849)	(5,376)	(12,557)	(139,782)	10,830	-	(128,952)
Income taxes	85,958	(2,251)	592	84,299	-	1,224	85,523

Profit (loss) for the year	(73,989)	4,810	9,705	(59,474)	(66,537)	55,014	(70,997)

Depreciation and amortization	(41,570)	(2,810)	(5,342)	(49,722)	-	-	(49,722)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses include Depreciation and amortization.

18

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Segment assets and liabilities as of June 30, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	207,744	22,003	95,585	325,332	238,962	-	564,294
Trade receivables	2,194,853	343,745	242,391	2,780,989	-	(72,449)	2,708,540
Inventories	1,547,384	202,239	151,289	1,900,912	-	(32,708)	1,868,204
Advances to suppliers	176,831	2,266	13,088	192,185	-	(66)	192,119

Total assets	5,926,380	683,894	680,294	7,290,568	449,779	(216,363)	7,523,984

Certain liabilities
Trade payables	2,304,043	309,828	46,506	2,660,377	455	(56,427)	2,604,405
Borrowings	824,868	71,562	69,045	965,475	-	-	965,475
Advances from customers	478,313	7,020	3,245	488,578	-	-	488,578

Total liabilities and equity	5,926,380	683,894	680,294	7,290,568	449,779	(216,361)	7,523,984
(i)Transactions between the Crop Care segment and the Brazil segment.

19

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Statement of profit or loss data for the three-month period ended September 30, 2022:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (i)	Combined
Revenue	1,874,853	349,364	187,962	2,412,179		(126,215)	2,285,964
Cost of goods sold	(1,512,328)	(299,405)	(100,537)	(1,912,270)	-	100,514	(1,811,756)
Sales, general and administrative expenses (ii)	(251,998)	(28,071)	(35,356)	(315,425)	-	-	(315,425)
Other operating income, net	9,841	(2,404)	6,180	13,617	-	-	13,617
Financial (costs) income	(138,352)	(2,934)	(6,533)	(147,819)		-	(147,819)
Income taxes	64,525	(6,598)	(13,166)	44,761		8,738	53,499

Profit for the year	46,541	9,952	38,550	95,043	-	(16,963)	78,080

Depreciation and amortization	(38,452)	(3,617)	(2,229)	(44,298)			(44,298)
(i)Sales between the Crop Care segment and the Brazil segment.
(ii)Sales, general and administrative expenses include Depreciation and amortization.
Revenues from external customers for each product and service are disclosed in Note 25. Further breakdown in relation to products and services provided by the Group is not available and such information cannot be produced without unreasonable effort.
4.Cash equivalents

	Annual yield	September, 30 2023	June, 30 2023

Cash equivalents (R$)	75% CDI (i)	352,954	304,292
Cash equivalents (COP)	13.77% DTF(ii)	19,305	22,003
Cash equivalents (US$)	3.65% a year(iii)	192,053	237,999

Total cash equivalents		564,312	564,294
(i)Represents the Brazilian interbank deposit rate, which is an average of the overnight interbank rates in Brazil (the "CDI").
(ii)Colombian investment rate, which is an average of interbank and corporate finance ("DTF").
(iii)Average annualized yield obtained in the last year from overseas bank accounts.

20

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
5.Trade receivables

	September, 30 2023	June, 30 2023

Trade receivables (Brazil)	2,877,760	2,525,845
Trade receivables (Colombia)	424,875	370,767
(-) Allowance for expected credit losses	(200,458)	(188,072)

Total	3,102,177	2,708,540

Current	3,070,618	2,667,057
Non-current	31,559	41,483
The average effective interest rate used to discount trade receivables for the three-month period ended September 30, 2023 was 0.96% per month (0.96% as of June 30, 2023). The Group does not have any customer that represents more than 10% of its trade receivables or revenues.
As of September 30, 2023, the Group also transferred trade receivables to the FIAGRO in the amount of R$160,648 (R$167,278 in June 30, 2023).
As the Group has retained the risks and rewards of ownership, these amounts were not derecognized from trade receivables. Consequently, the liability resulting from these operations is recorded as obligations to FIAGRO quota holders (note 16).
Allowance for expected credit losses:

	September, 30 2023	September, 30 2022

Opening balance	(188,072)	(151,114)
Increase in allowance	(26,496)	(12,061)
Allowance for credit losses from acquisitions	(9,642)	(714)
Trade receivables write-off	25,554	5,108
Exchange rate translation adjustment	(1,802)	(1,905)

Ending balance (i)	(200,458)	(160,686)
(i)The credit risk of the Group is described in note 7.b.

21

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The aging analysis of trade receivables is as follow:

	September, 30 2023	June, 30 2023

Not past due	2,373,773	2,089,543

Overdue
1 to 60 days	393,983	169,556
61 to 180 days	249,062	359,958
181 to 365 days	70,270	90,734
Over 365 days	215,547	186,821
Allowance for expected credit losses	(200,458)	(188,072)

	3,102,177	2,708,540

22

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
6.Financial instruments
The Group’s financial instruments were classified according to the following categories:

	September, 30 2023
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	3,102,177	-
Commodity forward contracts	-	92,779
Derivative financial instruments	-	39,145
Restricted cash	147,917	-

Total	3,250,094	131,924

Liabilities:
Trade payables	3,620,541	-
Lease liabilities	182,922	-
Borrowings	1,738,409	-
Obligations to FIAGRO quota holders	160,249	-
Payables for the acquisition of subsidiaries	268,415	-
Derivative financial instruments	-	46,281
Salaries and social charges	201,246	-
Commodity forward contracts	-	82,538
Dividends payable	1,324	-
Warrant liabilities	-	37,866
Liability for FPA Shares	144,572	-

Total	6,317,678	166,685

23

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June, 30 2023
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	2,708,540	-
Commodity forward contracts	-	114,861
Derivative financial instruments	-	40,410
Restricted cash	139,202	-

Total	2,847,742	155,271

Liabilities:
Trade payables	2,578,248	-
Lease liabilities	184,419	-
Borrowings	965,475	-
Obligations to FIAGRO quota holders	150,018	-
Payables for the acquisition of subsidiaries	275,209	-
Derivative financial instruments	-	44,008
Salaries and social charges	223,376	-
Commodity forward contracts	-	207,067
Dividends payable	1,619	-
Warrant liabilities	-	36,446
Liability for FPA Shares	139,133	-

Total	4,517,497	287,521
The Group considers that assets and liabilities measured at amortized cost, have a carrying value approximate to their fair value and, therefore, information on their fair values is not presented.
(a)Hierarchy of fair value
The Group uses various methods to measure and determine fair value (including market approaches and income or cost approaches) and to estimate the value that market participants would use to price the asset or liability. Financial assets and liabilities carried at fair value are classified and disclosed within the following fair value hierarchy levels:
Level 1 - Quoted prices (unadjusted) in active, liquid and visible markets, for identical assets and liabilities that are readily available at the measurement date;

24

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
All financial instruments accounted for at fair value are classified as level 2, except for the Warrant liability which is classified as level 1. On September 30, 2023 and June 30, 2023, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.
7.Financial and capital risk management
(a)Considerations on risk factors that may affect the business of the Group
The Group is exposed to several market risk factors that might impact its business. The Group’s board of directors is responsible for monitoring these risk factors, as well as establishing policies and procedures to address them. The Group’s risk management structure considers the size and complexity of its activities, which allows for a better understanding of how such risks could impact Group’s strategy through committees and other internal meetings.
Currently, the Group is focused on action plans relating to risks that could have a significant impact on its strategic goals, including those required by applicable regulations. To efficiently manage and mitigate these risks, its risk management structure conducts risk identification and assessments to prioritize the risks that are key to pursuing potential opportunities that may prevent value from being created or that may compromise existing value, with the possibility of impacting its results, capital, liquidity, customer relationships and/or reputation.
The Group’s risk management strategies were developed to mitigate and/or reduce the financial market risks which it is exposed to, which are as follows:
•credit risk
•liquidity risk
•capital risk
•interest rate risk
•exchange rate risk
•commodity price risk in barter transactions

25

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Credit risk
Credit risk is the risk of financial losses if a customer or a counterparty to a financial instrument fails to fulfill its contractual obligations, which arise mainly from the Group’s trade receivables. The Group maintains short-term investments and derivatives with financial institutions approved by its management according to objective criteria for diversification of such risk.
The Group seeks to mitigate its credit risk related to trade receivables by setting forth credit limits for each counterparty based on the analysis of its credit management process. Such credit exposure determination is performed considering the qualitative and quantitative information of each counterparty. The Group also focuses on the diversification of its portfolio and monitors different solvency and liquidity indicators of its counterparties, In addition, primarily for receivables in installments, the Group monitors the balance of allowances for expected credit losses, (see Note 5).
The main strategies on credit risks management are listed below:
•creating credit approval policies and procedures for new and existing customers.
•extending credit to qualified customers through a review of credit agency reports, financial statements and/or credit references, when available.
•reviewing existing customer accounts every twelve months based on the credit limit amounts.
•evaluating customer and regional risks.
•obtaining guarantees through the endorsement of rural producer notes (“CPR”), which give physical ownership of the relevant agricultural goods in the event of the customer’s default.
•establishing credit approval for suppliers in case of payments in advance.
•setting up provisions using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument, Receivables are categorized based on the number of overdue days and/or a customer’s credit risk profile, Estimated losses on receivables are based on known troubled accounts and historical losses, Receivables are considered to be in default and are written off against the allowance for credit losses when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.
•requiring minimum acceptable counterparty credit ratings from financial counterparties.
•setting limits for counterparties or credit exposure; and
•developing relationships with investment-grade counterparties.
The current credit policy sets forth credit limits for customers based on credit score analysis made by the Group’s credit management area. Such score is determined

26

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
considering the qualitative and quantitative information related to each customer, resulting in a rating classification and a level of requirement of guarantees as follows:

			% Of guarantees required on sales
Credit rating	% Customers	Risk classification	Medium-sized farmers (i)	Other
AA & A	18%	Very small	80-90%	0%
B	49%	Medium	100%	30%
C & D	15%	High	100%	60%
Simplified	18%	Small farmers	N/A	N/A
(i)Medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage that are typically not serviced directly by agricultural input producers,
For Colombia there is a similar credit scoring process, however, guarantees are not required based on credit ratings but instead based on qualitative factors such as relationships and past experiences with customers.
Maximum exposure to credit risk as of September 30, 2023 and June 30, 2023:

	September 30, 2023	June 30, 2023

Trade receivables (current and non-current)	3,102,177	2,708,539
Advances to suppliers	679,772	192,119

	3,781,949	2,900,658
(c)Liquidity risk
The Group defines liquidity risk as the risk of financial losses if it is unable to comply with its payment obligations in connection with financial liabilities settled in cash or other financial assets in a timely manner as they become due. The Group’s approach to managing this risk is to ensure that it has sufficient cash available to settle its obligations without incurring losses or affecting the operations. Management is ultimately responsible for managing liquidity risk, which relies on a liquidity risk management model to manage funding requirements and liquidity in the short, medium and long term.
The Group’s cash position is monitored by its senior management, through management reports and periodic performance meetings. The Group also manages its liquidity risk by maintaining reserves, bank credit facilities and other borrowing facilities deemed appropriate, through ongoing monitoring of forecast and actual

27

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
cash flows, as well as through the combination of maturity profiles of financial assets and liabilities.
The following maturity analysis of the Group’s financial liabilities and gross settled derivative financial instruments contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the year end date to the contractual maturity date:

	September, 30 2023
	Up to 1 year	From 1 to 5 years	Total

Trade payables	3,861,655	333	3,861,988
Lease liabilities	87,759	107,281	195,040
Borrowings	1,813,611	39,967	1,853,578
Obligations to FIAGRO quota holders	170,865	-	170,865
Payables for the acquisition of subsidiaries	237,411	31,716	269,127
Commodity forward contracts	82,757	-	82,757
Derivative financial instruments	46,404	-	46,404
Salaries and social charges	201,780	-	201,780
Dividends payable	1,327	-	1,327
Warrant liabilities	37,866	-	37,866
Liability for FPA Shares	-	144,956	144,956

	6,541,435	324,253	6,865,688

28

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June, 30 2023
	Up to 1 year	From 1 to 5 years	Total

Trade payables	2,765,354	2,547	2,767,901
Lease liabilities	91,419	111,304	202,723
Borrowings	982,318	48,382	1,030,700
Obligations to FIAGRO quota holders	159,722	-	159,722
Payables for the acquisition of subsidiaries	224,689	55,242	279,931
Commodity forward contracts	210,040	-	210,040
Derivative financial instruments	44,639	-	44,639
Salaries and social charges	226,583	-	226,583
Dividends payable	1,642	-	1,642
Warrant liabilities	36,446	-	36,446
Liability for FPA Shares	-	139,133	139,133

	4,742,852	356,608	5,099,460
(d)Capital risk
The Group manages its capital risk through its leverage policy to ensure its ability to continue as a going concern and to maximize the return of its stakeholders by optimizing its balances of debt and equity.
The Group's strategy is to maintain the net debt up to 2.4 times the projected adjusted EBITDA for twelve months to be ended on June 30, 2024.
(i)Interest rate risk
Fluctuations in interest rates, such as the Brazilian interbank deposit rate, which is an average of interbank overnight rates in Brazil, and Colombian investment rate, which is an average of interbank and financial corporation loans, may have an effect on the cost of the Group’s borrowings and new borrowings.
The Group periodically monitors the effects of market changes in interest rates on its financial instruments portfolio. Funds raised by the Group are used to finance working capital for each crop season and are typically raised at short term conditions.
As of September 30, 2023 and June 30, 2023, the Group had no derivative financial instruments used to mitigate interest rate risks.

29

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(i)Sensitivity analysis – exposure to interest rates
To mitigate its exposure to interest rate risk, the Group uses different scenarios to evaluate the sensitivity of variations transactions impacted by the CDI Rate and IBR Rate. The Scenario 1 represents the impact on booked amounts considering the most current (December 2023) CDI Rate and IBR Rate and reflects management’s best estimates. The Scenario 2 and Scenario 3 consider an appreciation of 25% and 50% in such market interest rates, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
The following table sets forth the potential impacts on the statements of profit or loss:

	September, 30 2023
		Expense on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Floating rate borrowings in Brazil	CDI Rate (12,65%)	277,693	325,644	373,594
Floating rate borrowings in Colombia	IBR Rate (12,75%)	17,185	20,207	23,230

		294,878	345,851	396,824
(ii)Exchange rate risk
The Group is exposed to foreign exchange risk arising from its operations related to agricultural inputs, mainly related to the U.S. dollar, which significantly impacts global prices of agricultural inputs in general. Although all purchases and sales are conducted locally, certain purchase and sales contracts are indexed to the U.S. dollar.
The Group’s current commercial department seeks to reduce this exposure. Its marketing department is responsible for managing pricing tables and commercial strategies to seek a natural hedge between purchases and sales and to match currency and terms to the greatest extent possible.
The Group’s corporate treasury department is responsible for monitoring the forecasted cash flow exposure to the U.S. dollar, and whenever any mismatches as to terms and currencies are identified, non-deliverable forwards derivative financial instruments are purchased to offset these exposures, and therefore fulfill internal policy requirements, U.S. dollar exposure is managed by macro hedging through the analysis of the forecasted cash flow for the next two harvests. The Group may not have any leveraged derivative position.
The Group’s exchange rate exposure monitoring committee meets periodically across the commercial, treasury and corporate business departments. There are also

30

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
committees on purchase valuation and business intelligence for the main goods traded by the Group.
The Group does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of profit or loss, as disclosed in Note 27.
(i)Sensitivity analysis – exposure to exchange rates
To gauge its exposure to exchange rate risk, the Group uses different scenarios to evaluate its asset and liability positions in foreign currency and their potential effects on its results.
The Scenario 1 below represents the impact on carrying amounts of the most current (December 2023) market rates for the U.S. dollar (R$4.9397 to US$1.00). This analysis assumes that all other variables, particularly interest rates, remain constant. The Scenario 2 e Scenario 3 consider the appreciation of the Brazilian real against the US dollar at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
The following table set forth the potential impacts on the statements of profit or loss:

	September 30, 2023
		Effect on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Cash equivalents in U.S. Dollars	4.9397	(2,565)	44,079	90,724
Trade receivables in U.S. Dollars	4.9397	(1,023)	17,577	36,177
Trade payables in U.S. Dollars	4.9397	4,635	(79,668)	(163,971)
Borrowings in U.S. Dollars	4.9397	6,314	(108,529)	(223,372)

Net impacts on commercial operations		7,361	(126,541)	(260,442)

Derivative financial instruments	4.9397	(6,136)	105,465	217,067

Total impact, net of derivatives		1,225	(21,076)	(43,375)
(iii)Commodity prices risk in barter transactions
In all barter transactions mentioned in Note 10, the Group uses future commodity market price as the reference to value the quantities of commodities included in the forward contracts to be delivered by the customers as payment for the Group’s

31

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
products into currency. The Group uses prices quoted by commodity trading companies to value the grain purchase contracts from farmers, Lavoro enters into grain sale contracts with trading companies or forward derivatives with financial institutions to sell those same grains, at the same price of the purchased contracts with farmers. As such, the Group strategy to manage its exposure to those commodity prices by entering into the purchase and sale contracts at similar conditions.
These transactions are conducted by a corporate department which manages and controls such contracts as well as the compliance of Group’s policies.
(i)Sensitivity analysis – exposure to commodity price
To gauge its exposure to commodity price risk, the Group uses different scenarios to evaluate its asset and liability positions on commodity forward contracts in soybean and corn and their potential effects on its results.
The “current risk” scenario below represents the impact on carrying amounts as of September 30, 2023, with assumptions described in Note 10. The other scenarios consider the appreciation of main assumptions at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
As of September 30, 2023:

	Tons	Position	Current Risk	Average of contract prices	Current Market (R$/bag)	+25% current		+50% current

Position						Market	Impact	Market	Impact

Soybean 2024	555,257	Purchased	(8,272)	128	127	159	(2,068)	191	(4,136)
Soybean 2024	(174,338)	Sold	3,232	149	148	185	808	222	1,616
Corn 2024	95,141	Purchased	(5,642)	48	44	56	(1,411)	67	(2,821)
Corn 2024	(50,355)	Sold	(1,543)	41	43	54	(386)	65	(771)
Soybean 2025	59,627	Purchased	22,703	107	130	162	5,676	195	11,351
Net exposure on grain contracts	485,332	Net purchased	10,478				2,619		5,239

Soybean 2024	(412,777)	Sold on derivatives	7,255	151	150	187	1,814	224	3,627
Corn 2024	(8,480)	Sold on derivatives	3,224	86	63	79	806	95	1,612
Soybean 2025	(59,447)	Sold on derivatives	(23,000)	125	148	185	(5,750)	222	(11,500)
Net exposure on derivatives	(480,704)		(12,521)				(3,130)		(6,261)

Net exposure	4,628		(2,043)				(511)		(1,022)

32

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(iv)Derivative financial investments
The Group is exposed to market risks mainly related to fluctuations in exchange rates and commodity prices. The Group maintains operations with financial instruments of protection to mitigate exposure to these risks. The Group has been implementing and improving the internal controls to identify and measure the effects of transactions with trading companies and with financial institutions, so that such transactions are captured, recognized and disclosed in the consolidated financial statements. The Group does not carry out investments of a nature speculative in derivatives or any other risk assets. Trading derivatives are classified as current assets or liabilities.

	September 30, 2023	June 30, 2023

Options (put/call of commodities)	8,343	(513)
Forwards (R$/US$) (i)	(12,250)	8,837
Swap (R$/US$)	(3,229)	(11,922)

Derivative financial instruments, net	(7,136)	(3,598)
(i) See note 7 (d) that describe the exposure to commodity prices and volume.
8.Inventories
(a)Inventories composition

	September 30, 2023	June 30, 2023

Goods for resale	2,576,140	1,885,941
(-) Allowance for inventory losses	(19,542)	(17,737)

Total	2,556,598	1,868,204
(b)Allowance for inventory losses

	September 30, 2023	September 30, 2022
Opening balance	(17,737)	(10,186)
Increase in allowance	(1,565)	(4,209)
Exchange rate translation adjustment	(240)	246

Ending balance	(19,542)	(14,149)

33

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
9.Taxes recoverable

	September 30, 2023	June 30, 2023

State VAT (“ICMS”) (i)	80,136	78,805
Brazilian federal contributions (ii)	295,480	239,815
Colombian federal contributions	29,144	21,284

Total	404,760	339,904

Current	73,781	57,001
Non-current	330,979	282,903
(i)Refers to the Brazilian value-added tax on sales and services, The Group’s ICMS relates mainly to the purchase of inputs and the Group has the benefit of a reduced ICMS tax rate.
(ii)Includes: a) credits arising from the Brazilian government’s taxes charged for the social integration program (PIS) and the social security program (COFINS), and Brazilian corporate income tax and social contributions, These credits, which are recognized as current assets, will be used by the Group to offset other Federal taxes; b) withholding and overpaid taxes which can be used to settle overdue or future payable federal taxes; c) withholding income tax on cash equivalents which can be used to offset taxes owed at the end of the calendar year, in case of taxable profit, or are carried forward in case of tax loss; and
Income tax Benefits arising from ICMS deduction
During 2022/2023 the Group obtained the benefit of deducting the ICMS benefit explained in item (i) in the income tax calculation. This was applied for the current year tax calculation and for the prior years and generated an income tax credit recorded in the year ended September 30, 2023 in the amount of R$52,613 recorded under “Brazilian federal contributions”.
In accordance with Article 30 of Law No, 12,973/2014, the amount of ICMS benefits must be allocated to the fiscal incentive reserve category when there is sufficient profit in each subsidiary. Additionally, under the same law, these tax benefits must be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL) when dividends are distributed or capital is refunded to the shareholders of the subsidiaries.
As of September 30, 2023, the amount of fiscal incentive reserve in the subsidiaries is R$358,834 and the balance of the fiscal benefit not yet allocated due to insufficient profits for this allocation stands at R$835,140. The Group has no intention to make our subsidiaries to distribute the incentive amounts to the parent, In the event of dividend distribution taxation will apply, as per the provisions of tax laws.

34

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
10.Commodity forward contracts – Barter transactions
As of September 30, 2023, fair value of commodity forward contracts is as follows:

	September 30, 2023	June 30, 2023

Fair value of commodity forward contracts:
Assets
Purchase contracts	85,666	53,695
Sale contracts	7,113	61,166

	92,779	114,861
Liabilities
Purchase contracts	(77,114)	(206,881)
Sale contracts	(5,424)	(186)

	(82,538)	(207,067)
The changes in fair value recognized in the statements of profit or loss are in note 28.

35

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The main assumptions used in the fair value calculation are as follows:

	Outstanding Volume (tons)	Average of contract prices R$/Bag	Average Market Prices (Corn R$/bag (ii); Soybean US$/bu(i))	Soybean market premium (US$/bu)	Freight (R$/ton)
Purchase Contracts
Soybean
As of June 30, 2023	449,847	127.95	13.16	(0,3)	294.65
As of September 30, 2023	614,885	125.91	13.16	(0,3)	317.58
Corn
As of June 30, 2023	303,432	65.25	56.04	N/A	282.23
As of September 30, 2023	95,141	48.21	63.30	N/A	310.86

Selling Contracts
Soybean
As of June 30, 2023	145,915	145.71	13.16	0,0	0,0
As of September 30, 2023	(174,338)	148.87	13.19	0,0	0,0
Corn
As of June 30, 2023	255,499	48.36	56.04	N/A	284.59
As of September 30, 2023	50,355	41.49	63.30	N/A	333.82
(i)Market price published by Chicago Board of Trade which is a futures and options exchange in United States.
(ii)Market price published by B3 – Brasil, Bolsa, Balcão which is a futures, options and stock exchange in Brazil.

36

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
11.Right-of-use assets and lease liabilities
(a)Right-of-use assets

	Vehicles	Buildings	Machinery and equipment	Total

Cost	120,052	141,915	73,236	335,203
Accumulated depreciation	(54,560)	(77,732)	(29,232)	(161,524)

Balance at June 30, 2023	65,492	64,183	44,004	173,679

Cost	125,055	147,117	71,030	343,202
Accumulated depreciation	(56,658)	(85,764)	(29,448)	(171,870)

Balance at September 30, 2023	68,397	61,353	41,582	171,332
Right-of-use assets amortization expense for the three-month period ended September 30, 2023 was R$19,441 (R$16,613 for the three-month period ended September 30, 2022.
(b)Lease liabilities

	September, 30 2023	June, 30 2023

Vehicles	73,484	68,420
Buildings	82,242	85,839
Machinery and equipment	27,196	30,160

Total	182,922	184,419

Current	82,306	85,865
Non-current	100,616	98,554
Total interest on lease liabilities for the three-month period ended September 30, 2023 was R$4,258 (R$3,939 for the three-month period ended September 30, 2022).

37

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
12.Property, plant and equipment
(a)Property, plant and equipment balance is as follows:

	Vehicles	Lands, buildings and improvements	Machines, equipment and facilities	Furniture and fixtures	Computer equipment	Total

Cost	40,851	142,561	75,134	15,610	10,015	284,171
Accumulated depreciation	(31,349)	(14,698)	(26,817)	(7,198)	(7,521)	(87,583)

Balance at June 30, 2023	9,502	127,863	48,317	8,412	2,494	196,588

Cost	42,050	151,347	76,338	16,073	10,775	296,583
Accumulated depreciation	(33,235)	(16,945)	(27,105)	(7,621)	(8,282)	(93,188)

Balance at September 30, 2023	8,815	134,402	49,233	8,452	2,493	203,395
Depreciation expense of property, plant and equipment for the three-month period ended September 30, 2023 was R$4,515 (R$3,578 for the three-month period ended September 30, 2022.
There were no indications of impairment of property and equipment as of and for the three-month period ended September 30, 2023.

38

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
13.Intangible assets
(a)Intangible assets balance is as follows:

	Goodwill	Customer relationship	Purchase contracts and brands	Software and other	Total
Cost:
At June 30, 2022	451,974	301,477	21,846	56,373	831,670

Additions	-	-	-	5,025	5,025
Business combinations (i)	98,890	50,600	1,207	—	150,698
Other (ii)	(3,201)	—	—	—	(3,201)
Translation adjustment	(998)	(666)	(48)	(10)	(1,722)

At June 30, 2023	546,665	351,411	23,005	61,388	982,470

Additions	-	-	-	6,520	6,520
Business combinations (i)	97,169	44,244	-	-	141,413
Other (iii)	2,748	—	-	-	2,748
Translation adjustment	1,440	137	335	-	1,912

At September 30, 2023	648,022	395,793	23,340	67,650	1,134,805

Amortization:
At June 30, 2022	-	89,502	6,929	10,918	107,349

Amortization for the period	-	50,263	8,983	8,682	67,928

At June 30, 2023	-	139,765	15,912	19,600	175,277

Amortization for the period	-	13,641	1,919	2,816	18,376

At September 30, 2023	-	153,406	17,831	22,416	193,653

At June 30, 2023	546,665	211,646	7,093	41,788	807,192

At September 30, 2023	648,022	242,387	5,509	45,234	941,152

39

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(i) Balances arising from business combinations (Note 18).
(ii) Balance arising from the adjustment in the purchase price from acquisition of Agrozap, which occurred in the year ended June 30, 2022, The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company.
(iii) Balance arising from the adjustment in the purchase price from acquisition of Casa Trevo Participações, which occurred in the year ended June 30, 2023. The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company.
Impairment of intangible assets
For the three-month period ended September 30, 2023, there were no indications that the Group’s intangible assets might be impaired.

40

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
14.Trade payables
(a)Trade payables

	September 30, 2023	June 30, 2023

Trade payables – Brazil	3,210,155	2,268,420
Trade payables – Colombia	410,386	309,828

Total	3,620,541	2,578,248

Current	3,620,208	2,575,701
Non-current	333	2,547
The average effective interest rate used to discount trade payables for the three-month period ended September 30, 2023 was 1.58% per month (1.58% as of June 30, 2023).
(b)Guarantees
The Group acquires guarantees with financial institutions in connection with installment purchases of agricultural inputs from certain suppliers. These guarantees are represented by short-term bank guarantees and endorsement to the supplier of CPRs obtained from customers in the sale process. The amount of these guarantees as of September 30, 2023 was R$1,475,550 (R$920,870 as of June 30, 2023).
(c)Trades payable — Supplier finance
During the year ended June 30, 2023, the Group signed agreements with financial institutions to negotiate with suppliers to extend the payment terms and discounting of trade receivable from its suppliers, with interest rates ranging from 1 and 1.5 per month. When trade payable is included in this transaction, such amount is transferred from “Trade Payables” to “Trades payable — Supplier finance”. The Group did not sign supplier finance agreements for the period ended September 30, 2023.
As of September 30, 2023 the Group fully settled the supplier finance operation.

41

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
15.Borrowings

	September 30, 2023	June 30, 2023

Borrowing in Colombia	92,055	71,562
Borrowings in Brazil	1,646,354	893,913

Total borrowings	1,738,409	965,475
The Group’s borrowings are contracted for the purpose of strengthening the working capital and have repayment terms scheduled in conjunction with the operating cycles of each harvest.
(a)Debt composition

	Average interest rate September 30,2023 (i)	September 30, 2023	Average interest rate June 30, 2023 (i)	June 30, 2023
Debt contracts in Brazil in:
R$, indexed to CDI (ii)	15.76%	1,149,975	16.62%	725,563
R$, with fixed interest	9.73%	7,010	8.76%	8,590
U.S. Dollars, with fixed interest	2.71%	489,368	4.03%	159,760
Debt contracts in Colombia in:
COP, indexed to IBR (iii)	17.19%	82,328	15.43%	69,862
COP, with fixed interest	16.75%	9,728	15.72%	1,700

Total		1,738,409		965,475

Current		1,700,925		922,636
Non-current		37,484		42,839
(i)In order to determine the average interest rate for debt contracts with floating rates, the Group used the rates prevailing during the years.
(ii)Brazilian reais denominated debt that bears interest at the CDI Rate (see Note 7 for a definition of those indexes), plus spread.
(iii)Colombian peso-denominated debt that bears interest at the IBR rate (see Note 7 for a definition of those indexes), plus spread.

42

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Movement in borrowings

At June 30, 2022	710,552

Proceeds from borrowings	731,007
Repayment of principal amount	(156,751)
Accrued interest	36,303
Exchange rate translation	(5,574)
Interest payment	(24,342)

At September 30, 2022	1,291,195

At June 30, 2023	965,475

Proceeds from borrowings	1,218,074
Repayment of principal amount	(481,957)
Accrued interest	61,268
Borrowings from acquired companies	32,429
Foreign exchange differences	8,735
Exchange rate translation	3,921
Interest payment	(69,536)

At September 30, 2023	1,738,409
(c)Schedule of maturity of noncurrent portion of borrowings
The installments are distributed by maturity year:

	September 30, 2023	June 30, 2023

2024	4,751	726
2025	12,312	15,452
2026	11,274	1,376
2027	6,634	25,285
2028	2,513	-

Total	37,484	42,839

43

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(d)Covenants
The Group has no financial covenants as of September 30, 2023.
16.Obligations to FIAGRO quota holders
On July 22, 2022, the Group entered into an agreement to transfer receivables in the aggregate amount of R$160,000 to FIAGRO, a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The acquisition of such receivables by the FIAGRO investment fund enables the Group to anticipate the receipt of funds from such receivables.
The Group holds all subordinated quotas issued by the FIAGRO, representing approximately 5% of the total outstanding quotas in an aggregate amount of R$8,100 while other parties hold all senior and mezzanine quotas, representing approximately 95% of the total outstanding quotas, which includes certain of Patria’s related parties that acquired the mezzanine quotas of FIAGRO in an aggregate amount of R$56,000. Under the terms of the FIAGRO, we are not liable in case there is a default on the credit rights acquired by the fund, but any such default may adversely affect our stake in FIAGRO quotas. Our agreement to assign certain credit rights to FIAGRO will expire when all assigned receivables have been liquidated.
The bylaws of the FIAGRO were established by the Group at their inception, and grant the Group significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by the FIAGRO.
In addition, senior and mezzanine quota holders receive interest at a benchmark rate of return ranging from the CDI rate +2.45% per year up to the CDI rate +8.0% per year. Residual returns from the FIAGRO fund, if any, are paid on the subordinated quotas, which do not bear interest and are not otherwise entitled to any pre-established rate of return. Senior and mezzanine quotas amortize annually over a three-year period after an initial 24-month grace period, whereas subordinated quotas amortize at the end of the fifth annual period.
In accordance with IFRS 10, we concluded we control FIAGRO and, therefore, it is consolidated in our financial statements. The senior and mezzanine quotas are accounted for as a financial liability under “Obligations to FIAGRO quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense.
17.Payables for the acquisition of subsidiaries
The purchase agreements for acquisition of subsidiaries include payments to the seller in the event of successful collection, after the acquisition date of outstanding

44

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
receivables and certain tax credits subject to administrative proceedings. See Note 17.
Consideration paid during the year ended September 30, 2023, net of cash acquired, was R$109,724 which includes installment payments for acquisitions completed in previous years in the amount of R$44,542 (R$162,317 on June 30, 2023, which includes payments for acquisitions made in previous years in the amount of R$106,764). All these payments are included in the “Acquisition of subsidiary, net of cash acquired” in the cash flows.

45

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
18.Acquisition of subsidiaries
(a)Acquisition in the three-month period ended September 30, 2023.
The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

Fair value as of the acquisition date
Assets	Referência Agroinsumos (a)

Cash equivalents	8,135
Trade receivables	31,464
Inventories	43,680
Other assets	11,473
Property, plant and equipment	1,556
Intangible assets	44,244

140,552

Liabilities
Trade payables	56,137
Borrowings	32,429
Advances from customers	40,757
Other liabilities	4,168

133,491

Total identifiable net assets at fair value	7,061
Non-controlling interests (i)	(2,118)
Goodwill arising on acquisition	97,169
Consideration transferred	102,112

Cash paid	67,112
Payable in installments	35,000
(i)The total of non-controlling interests and shares issued represents the acquisition of subsidiaries presented in the statement of changes in equity.

46

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Acquisitions in the year ended June 30, 2023
The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

	Fair value as of the acquisition date
Assets	Floema (b)	Casa Trevo (c)	Provecampo (d)	Sollo Sul and Dissul (e)	Cromo (f)	Total
Cash equivalents	24,167	12,306	10,479	16,307	8,735	71,994
Trade receivables	19,892	32,106	7,499	132,467	11,907	203,871
Inventories	52,133	61,734	11,320	84,226	5,311	214,724
Other assets	11,739	4,750	23	46,663	664	63,839
Property, plant and equipment	1,152	867	983	2,372	3,151	8,525
Intangible assets	14,879	1,676	12,117	2,083	2,722	33,477

	123,962	113,439	42,421	284,118	32,490	596,430

Liabilities
Trade payables	88,902	48,070	10,980	80,811	1,200	229,963
Borrowings	-	-	-	25,756	-	25,756
Provision for contingencies	-	10,245	-	-	-	10,245
Other liabilities	1,543	13,659	6,910	87,921	4,056	114,089

	90,445	71,974	17,890	194,488	5,256	380,053

Total identifiable net assets at fair value	33,517	41,465	24,531	89,630	27,234	216,376
Non-controlling interests (1)		(6,220)	-	-	(8,169)	(14,389)
Goodwill arising on acquisition	25,796	9,625	2,010	57,719	5,331	100,481
Consideration transferred	59,313	44,870	26,541	147,349	24,395	302,468

Cash paid	25,294	23,619	17,682	52,832	8,120	127,547
Shares issued (1)	12,296	-	-	-	-	12,296
Payable in installments	21,723	21,251	8,859	94,517	16,275	162,625
(1)The total of non-controlling interests and shares issued represents the acquisition of subsidiaries presented in the statement of changes in net investment.

47

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(c)Fair value of assets acquired.
The Group estimated the fair value of significant assets acquired using the following valuation methods:

Item	September 30, 2023	June 30, 2023	Nature	Valuation method
Customer relationship	34,731	33,477	A loyal relationship between the acquirees and its customers, which translates into recurring purchases of products and services	Multi Period Excess Earnings Method (MPEEM)
Inventories	—	214,724	Inventories	Selling price less all expenses related to the distribution of that good
Purchase Contracts	-	-	Favorable purchase contract with suppliers	Multi Period Excess Earnings Method (MPEEM)
Total	34,731	248,201
There were no differences between accounting basis and tax basis on fair value adjustments, and therefore no deferred taxes were recorded.
(a)Acquisition of Referência Agroinsumos
On February 28, 2023, the Group signed an agreement for the acquisition of Referência Agroinsumos Ltda, (“Referência Agroinsumos”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on July 31, 2023, and the Group currently owns a 65.18% interest.
(b)Acquisition of Floema
On March 22, 2022, the Group signed an agreement for the acquisition of Floema Soluções Nutricionais de Cultivos Ltda, (“Floema”), establishing the terms and other conditions for its acquisition.
The fair value of the shares issued to this acquisition was based on an equity transaction with third parties close to the acquisition date.
The acquisition was completed on August 4, 2022 and the Group currently owns a 62.61% interest.
(c)Acquisition of Casa Trevo Participações S,A,
On May 5, 2022, the Group signed an agreement for the acquisition of Casa Trevo Participações S,A, (“Casa Trevo”), establishing the terms and other conditions for its acquisition.

48

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The acquisition was completed on August 31, 2022 and the Group currently owns a 79.14% interest.
(d)Acquisition of Provecampo
On June 16, 2022, the Group signed an agreement for the acquisition of Provecampo S,A,S, (“Provecampo”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.
The acquisition was completed on July 29, 2022 and the Group currently owns a 94.90% interest.
(e)Acquisition of Sollo Sul e Dissul
On July 22, 2022, the Group signed an agreement for the acquisition of Sollo Sul Insumos Agrícolas Ltda (“Sollo Sul”) and Dissul Insumos Agrícolas Ltda ("Dissul"), establishing the terms and other conditions for its acquisition.
The acquisition was completed on November 30, 2022 and the Group currently owns a 93.11% interest.
(f)Acquisition of Cromo
On January 13, 2023, the Group signed an agreement for the acquisition of Cromo Indústria Química Ltda, (“Cromo”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on May 31, 2023 and the Group currently owns a 70% interest.
(g)Pro forma information (unaudited)
The following tables discloses the Group’s revenues and profit or loss for the period assuming all of the acquisitions completed during the year were completed at the beginning of such year:

	September 30, 2023	September 30, 2023

Revenues	45,670	2,405,360
Profit (loss) for the year	(14,090)	86,491

49

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(h)Revenues and results from new subsidiaries
The revenues and profit or loss of the acquisitions from the acquisition date through the end of the fiscal year in which the acquisition was completed and included in the consolidated statement of profit or loss are as follows:
Acquisitions in the period ended September 30, 2023:

	Revenues	Profit (loss)	Period from
Referência Agroinsumos	39,114	(696)	July 2023

Total	39,114	(696)
Acquisitions in the year ended September 30, 2023:

	Revenues	Profit (loss)	Period from
Provecampo	37,291	1,656	August 2022
Floema	205,451	12,628	August 2022
Casa Trevo	136,003	20,787	September 2022

Total	378,745	35,071
(i)Signed agreement for future acquisitions

The Group signed an agreement on August 25, 2022, for the acquisition of an 82% interest in NS Agro S.A. (“NS Agro”), establishing the terms and other conditions for its acquisition. The precedent conditions for this transaction were not completed by August 31, 2023 and the parties subsequently canceled the agreement. As a result, the consideration which was transferred in advance for the acquisition amounted to R$14,924 was not recovered and was therefore transferred for other operating income for the three months period ended September 30, 2023.
19.Accounting considerations related to the SPAC Transaction
On February 28, 2023, Lavoro and TPB Acquisition Corp, consummated a capital reorganization transaction as described in note 1.b. Warrants and forward purchase agreements were assumed in the SPAC Transaction and are detailed above.
Warrants
TPB Acquisition Corp, issued 10,083,606 public and private warrants to certain of its shareholders and its maturity is February 28, 2028. Such public and private warrants were assumed by Lavoro as a result of the SPAC Transaction. The outstanding warrants as of September 30, 2023, is 10,083,592 and aggregate fair value of the private and public warrants is R$37,866, and the warrants are reported in the

50

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
consolidated statement of financial position as warrant liabilities under non-current liabilities. For the three-month period ended September 30, 2023, the Group recognized a loss of R$1,420 related to changes to the fair value of public warrants and private warrants. The fair value of the warrants was calculated based on the listed market price of such warrants.
Forward share purchase agreements
TPB Acquisition Corp, entered into certain Forward Share Purchase Agreements with certain shareholders of TPB Acquisition Corp., in which TPB Acquisition Corp. agreed to purchase, in the aggregate, up to 2,830,750 of TPB Acquisition Corp,’s Class A Ordinary Shares held by those equity holders, either after 24 months after closing of the SPAC Transaction or after meeting certain criteria as defined in the Forward Share Purchase Agreements. Such Forward Share Purchase Agreements were assumed by Lavoro, whereby Lavoro agreed to purchase the same number of Lavoro’s ordinary shares under the same conditions as defined in those Forward Share Purchase Agreements. Lavoro placed a designated balance of funds into an escrow account at the closing of the SPAC Transaction for the purpose acquiring such shares.
Lavoro’s Ordinary Shares subject to the Forward Share Purchase Agreement are considered financial liabilities and are recorded in the consolidated statement of financial position as Liability for FPA Shares in non-current liabilities at the amounts deposited in the escrow account. The designated balance of funds in the escrow account is reported in the consolidated statement of financial position as restricted cash. The amount of Liability for FPA Shares and the restricted cash was R$144,572 as of September 30, 2023.

51

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
20.Income taxes
(a)Reconciliation of income taxes expense

	September 30, 2023	September 30, 2022
Profit (loss) before income taxes	(156,520)	24,581
Statutory rate (i)	34%	34%

Income taxes at statutory rate	53,217	(8,358)

Unrecognized deferred tax asset (ii)	(21,964)	(3,143)
Difference from income taxes calculation based on taxable profit computed as a percentage of gross revenue	(21)	(23)
Deferred income taxes over goodwill tax recoverable	(845)	(619)
Tax benefit (iii)	52,613	66,561
Other	2,523	(919)

Income tax expense	85,523	53,499
Income tax and social contribution effective rate	-55%	218%

Current income taxes	38,493	16,232
Deferred income taxes	47,030	37,267
(i)The effective tax rate reconciliation considers the statutory income taxes rates in Brazil, due to the significance of the Brazilian operation when compared to Colombia, The difference to reconcile the effective rate to the Colombian statutory rate (35%) is included in others.
(ii)The Group did not recognize deferred tax assets on accumulated tax losses from certain subsidiaries in a total amount of unrecognized credits on tax losses of R$202,040 (R$187,310 for June 30, 2023). The Group assessed that is unlikely that these subsidiaries will generate future taxable income in the foreseeable future.
(iii)This amount reflects the tax benefit from the deduction of the ICMS tax benefits in the calculation of the income tax (see note 9).

52

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Deferred income taxes balances

	September 30, 2023	June 30, 2023

Deferred assets and liabilities:
Amortization of fair value adjustment	69,195	66,065
Tax losses	150,716	123,072
Allowance for expected credit losses	47,729	49,026
Adjustment to present value	10,147	14,222
Provision for management bonuses	17,341	22,182
Allowance for inventory losses	9,491	3,841
Financial effect on derivatives	1,937	(1,468)
Fair value of commodity forward contracts	(48)	31,343
Unrealized exchange gains or losses	439	(7,618)
Unrealized profit in Inventories	12,345	(11,121)
Amortized right-of-use assets	6,706	6,273
Deferred tax on goodwill	(3,290)	(2,067)
Other provisions	41,178	22,981

Deferred income tax assets, net	382,383	329,082
Deferred income tax liabilities, net	(18,499)	(12,351)

Deferred income tax assets, net	363,884	316,731

Deferred income tax and social contribution

At June 30, 2022	193,495

Recognized in the statement of profit or loss	128,362
Deferred tax from acquired companies	(5,126)

At June 30, 2023	316,731

Recognized in the statement of profit or loss	41,951

At September 30, 2023	358,682

53

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The aging analysis of net deferred income tax is as follow:

	September 30, 2023	June 30, 2023
Up to 1 year	211,256	185,123
Over 1 year	147,426	131,608

Total	358,682	316,731

21.Provisions for contingencies
Probable losses
The balance of probable losses from civil, tax and labor contingencies recognized by the Group was R$12,729 and R$8,845 respectively as of September 30, 2023 and June 30, 2023.
Possible losses
The Group is a party to various proceedings involving tax, environmental and civil matters that were assessed by management, under advice of legal counsel, as possibly leading to losses. Possible losses from contingencies amounted to R$97,646 and R$77,724 as of September 30, 2023 and June 30, 2023, respectively.
22.Advances from customers
Advances from customers arise from the “Cash sale” modality, in which rural producers advance payments to the Group at the beginning of a harvest, before the billing of agricultural inputs. These advances are settled in the short term.
(a)Movement in the period

	September 30, 2023	June 30, 2023

Balance as of the beginning of the year	488,578	320,560

Revenue recognized that was included in the contract liability balance at the beginning of the year	(488,578)	(320,560)
Increase in advances	626,790	427,463
Advances from acquired companies	3,511	61,115

Balance at the end of the year	630,301	488,578

54

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
23.Related parties
Related parties of the Group that have receivable, payable or other balances are either (i) Non-controlling shareholders, (ii) Patria Investments Limited, which manages the funds that control the Group, or (iii) Key management personnel.
(a)Breakdown of assets and liabilities:

	September 30, 2023	June 30, 2023

Assets
Trade receivables (i)	21,626	24,487

Total assets	21,626	24,487

Liabilities
Trade payables (i)	1,467	1,675
Payables for the acquisition of subsidiaries (ii)	159,387	100,287

Total liabilities	160,854	101,962
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries, Such transactions are carried at the same commercial terms as non-related parties customers.
(ii)Payments in installments to the non-controlling shareholders related to certain business combinations as described in Note 18.
(b)Statement of profit or loss

	September 30, 2023	September 30, 2022

Revenue from sales of products (i)	3,601	9,927
Monitoring expenses (ii)	(7,026)	(4,967)
Interest on payables for the acquisition of subsidiaries	(4,461)	(2,652)
Other expenses	(450)	(516)

Total	(8,336)	1,792
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries, Such transactions are carried at the same commercial terms as non-related party customers.
(ii)Expenses paid to the Parent in relation to management support services rendered by the investee Gestão e Transformação S.A. in connection with acquisition transactions.

55

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(c)Key management personnel compensation

	September 30, 2023	September 30, 2022

Wages	3,606	5,268
Direct and indirect benefits	485	413
Variable compensation (bonuses)	-	7,421
Short-term benefits	4,091	13,102

Share-based payment benefits	5,964	8,912

Total	10,055	22,014
Key management personnel compensation includes payments to Group board of directors and the executive officers.
24.Equity
The following table illustrates the outstanding amount of issued shares as of September 30, 2023. There were no changes in relation to June 30, 2023:

Ordinary authorized and issued shares	Number of shares	Share capital
Shares issued to the shareholders of Lavoro Agro Limited	98,726,401	514
Shares issued to the shareholders of TPB Acquisition Corp	14,875,879	77
As of September 30, 2023	113,602,280	591
Ordinary Shares
A Lavoro ordinary shares have a par value of US$0.001 and are entitled to one vote per share.
Other capital reserves
Other capital reserves is comprised of a reserve set-up by the Group share-based payment (an equity-settled share-based compensation plan).
Share based payment
Share Options
On August 17, 2022, the Group approved the Lavoro Agro Holding S,A, Long-Term Incentive Policy (the “Lavoro Share Plan”). Under the Lavoro Share Plan, individuals

56

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
selected by the Lavoro board of directors (“Selected Employees”) are eligible to receive incentive compensation consisting of cash, assets or share options issued by Lavoro Agro Limited, in an amount linked to the appreciation in the Lavoro Agro Limited share price at the time of the liquidity event, upon the satisfaction of certain conditions, as described below.
As of September 30, 2023, Lavoro has granted 49,518,732 share options as incentive compensation to Selected Employees, Share options granted under the Lavoro Share Plan will vest in the event the following market conditions are met (the “Market Conditions”):
(i)the occurrence of a liquidity event satisfying a minimum internal rate of return specified in the Lavoro Share Plan; and
(ii)the price per share obtained under such liquidity event must be greater than or equal to one of the following amounts:
(a)a pre-established reference price multiplied by three; or
(b)an amount calculated in accordance with a pre-established formula, in each case specified under the Lavoro Share Plan.
Moreover, upon the satisfaction of the Market Conditions, such share options will vest according to the following schedule (the “Service Conditions”):
(i)one-third of the options vest on the third anniversary of the grant date;
(ii)one-third of the options vest on the fourth anniversary of the grant date; and
(iii)one-third of the options vest on the fifth anniversary of the grant date.
The Lavoro Share Plan has a term of five years: if the Market Conditions have not been satisfied within this year, all options granted under the Lavoro Share Plan will be extinguished, with no further payment or incentive obligation remaining due by Lavoro. The consummation of the SPAC Transaction (see note 1) did not satisfy the Market Conditions.
As of February 28, 2023, the shareholders of Lavoro approved the Lavoro Share Plan. As a result, Lavoro reserved for issuance the number of ordinary shares equal to the number of Lavoro Share Plan Shares under the Lavoro Share Plan, as adjusted in accordance with the Business Combination Agreement, in an amount of 1,663,405 ordinary shares.
The exercise price of the share-based payment is equal to the options price agreed with the employee in the contracts, representing the amount of R$1 monetarily adjusted until the date on which the liquidity event occurs.
The fair value of share options granted is estimated at the date of grant considering the terms and conditions using the Black-Scholes model, taking into account the terms and conditions on which the share options were granted. The model also takes into account historical and expected dividends, and the share price volatility of Lavoro.

57

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The expense recognized for employee services received during the period and the number of options granted is shown in the following tables:

Other capital reserves

At June 30, 2022	-

Share-based payments expense during the year	14,533

At June 30, 2023	14,533

Share-based payments expense during the year	(336)

At September 30, 2023	14,197

Options granted

At June 30, 2022	-

Granted options	49,518,732
Canceled	(3,800,000)

At June 30, 2023	45,718,732

Canceled	(1,724,990)

At September 30, 2023	43,993,742
The weighted average fair value of the options granted was R$0.44 per option. The significant data included in the model were: weighted average share price of R$2.88 on the grant date, exercise price presented above, volatility of 33.88%, no dividend yield, an expected option life of 3.37 years and a risk-free annual interest rate of 12.45%.
Lavoro Limited Restricted Stock Unit Plan (“RSU Plan”)
On May 26, 2023 the Board of Directors approved a long-term incentive plan (the “Restricted Stock Unit Plan” or the “RSU Plan”) in which eligible participants may include members of our management, our employees and our directors. Beneficiaries under the New Lavoro Equity Plan will be granted equity awards pursuant to the terms and conditions of the New Lavoro Equity Plan and any applicable award agreement. Each RSU to which the participant is entitled, once all

58

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
the conditions under the plan are met, shall entitle the participant to receive one share issued by Lavoro Limited.
The total number of shares that may be delivered to the participants within the scope of the plan shall not exceed five percent of shares representing the Group’s total share capital.

On August 16, 2023 and September 28, 2023, (the grant date) the board of directors of Lavoro (the “Board”) approved the RSU Plan, which provides for the grant of restricted stock units to participants identified by the Board.
The RSUs will vest according to the following schedule, except if otherwise established by the Board of Directors:
(i)one-third of the options vest on the third anniversary of the grant date;
(ii)one-third of the options vest on the fourth anniversary of the grant date; and
(iii)one-third of the options vest on the fifth anniversary of the grant date.

In the event of termination/dismissal of the participant, all unvested RSUs shall be automatically extinguished with not compensation rights. participant, all RSUs whose vesting period has not elapsed on the date of such termination/dismissal shall be automatically extinguished without being entitled any right to compensation.
The fair value of share granted is estimated at the date of grant considering the current market price of the Lavoro’s share in the Nasdaq Stock Exchange.
As of September, 2023, 1,689,632 RSUs have been granted, with each RSU entitling the holder to one share of Lavoro stock after the vesting period, as detailed below:

RSUs granted

At June 30, 2023	-

Granted options	1,597,076
Canceled	-

At September 30, 2023	1,597,076
The weighted average fair value of the shares granted was R$26.99 per share.

The expense for employee services received during the period was R$6,300.

59

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Earnings per share
Earnings (loss) per share is calculated by dividing the profit (loss) for the period attributable to net investment of the parent/equity holders of the parent by the weighted average number of common shares available during the fiscal year. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.
The number of ordinary shares issued by Lavoro, as a result of the corporate reorganization is reflected retroactively, for purposes of calculating earnings per share in the period ended September 30, 2022.
The table below show data used in calculating basic and diluted earnings (loss) per share attributable to the net investment of the parent/equity holders of the parent:

	2023	2022

Weighted average ordinary shares of Lavoro	113,602	113,602
Effects of dilution from:
Share-based payment (i)	2,248	1,638
Restricted stock unit plan (ii)	1,003	-
Number of ordinary shares adjusted for the effect of dilution	116,853	115,210

Profit (loss) for the period attributable to net investment of the parent/equity holders of the parent	(66,537)	59,615

Basic earnings (loss) per share	(0.59)	0.52
Diluted earnings (loss) per share	(0.59)	0.52
(i)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro Share Plan, as explained above
(ii)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro RSU Plan, as explained above.
The Group reported a loss for the three-month period ended September 30, 2023, accordingly the ordinary shares related to the share-based payment and RSU Plan have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted earnings (loss) per share.
All public and private warrants are out of the money as of September 30, 2023; therefore, the approximately 6,012,085 and 4,071,507 public and private warrants, respectively, were not included in the calculation of the diluted earnings (loss) per share. Similarly, the 3,060,662 Founder Shares, that were detailed in note 22 to the Group’s annual consolidated financial statements as of June 30, 2023, were not

60

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
considered in the calculation of the diluted earnings (loss) per share due to the Group’s market share price.
25.Revenue from contracts with customers
Below is revenue from contracts with customers disaggregated by product line and geographic location:

	September 30, 2023	September 30, 2022

Inputs Retails sales
Brazil	1,679,850	1,726,013
Colombia	265,609	305,229

Private Label products
Crop Care	166,557	121,521

Grains (i)
Brazil	195,386	89,065
Colombia	30,616	27,524

Services
Colombia	27,938	16,612

Total Revenues	2,365,956	2,285,964

Summarized by region
Brazil	2,041,793	1,936,599
Colombia	324,163	349,365
(i)As explained in Note 10, the Group receives grains from certain customers in exchange to the product sold. The fair value of such non-cash consideration received from the customer is included in the transaction price and measured when the Group obtains control of the grains. The Group estimates the fair value of the non-cash consideration by reference to its market price.

61

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
26.Costs and expenses by nature
The breakdown of costs and expenses by nature is as follows:

	September 30, 2023	September 30, 2022

Cost of inventory (i)	2,043,280	1,794,563
Personnel expenses	123,447	146,916
Maintenance of the units	11,946	7,443
Consulting, legal and other services	30,453	23,831
Freight on sales	26,821	15,993
Commissions	22,119	18,629
Storage	6,323	2,280
Travel	8,556	7,812
Depreciation	4,515	3,578
Amortization of intangibles	18,376	22,837
Amortization of right-of-use assets	19,441	16,613
Taxes and fees	9,556	8,774
Short term rentals	3,025	4,276
Business events	3,888	3,870
Marketing and advertising	4,267	2,336
Insurance	3,643	1,884
Utilities	3,124	2,443
Allowance for expected credit losses	26,496	12,061
Losses and damage of inventories	1,565	4,209
Fuels and lubricants	6,953	6,256
Other administrative expenditures	15,115	20,577

Total	2,392,909	2,127,181

Classified as:
Cost of goods sold	2,072,671	1,811,756
Sales, general and administrative expenses	320,238	315,425
(i)Includes fair value on inventory sold from acquired companies, in the amounts of R$7,829 and R$1,513 respectively for the periods ended September 30, 2023 and 2022.

62

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
27.Finance income (costs)

	September 30, 2023	September 30, 2022

Finance income
Interest from cash equivalents	6,806	1,450
Interest arising from revenue contracts	65,647	65,129
Interest from tax benefit (see note 20)	10,465	7,407
Other	2,981	14,833

Total	85,899	88,819

Finance costs
Interest on borrowings	(62,370)	(36,303)
Interest on acquisitions of subsidiary	(3,636)	602
Interest on FIAGRO	(9,880)	(13,625)
Interest on leases	(4,258)	(3,939)
Interest on trade payables	(142,360)	(148,911)
Gain on changes in fair value of warrants	(1,420)	-
Other	(12,063)	(25,244)

Total	(235,987)	(227,420)

Other Finance Income (Cost)
Gain on changes in fair value of derivative instruments	26,281	-
Loss on changes in fair value of derivative instruments	-	(450)
Gain on fair value of commodity forward contracts	—	3,121
Loss on fair value of commodity forward contracts	(284)	-
Foreign exchange differences on cash equivalents	9,335	-
Foreign exchange differences on trade receivables and trade payables, net	(5,446)	(11,890)
Foreign exchange differences on borrowings	(8,750)	-

Total	21,136	(9,219)

Finance costs, net	(128,952)	(147,820)
28.Non-cash transactions
The Group carries out non-cash transactions which are not reflected in the statement of cash flows.

63

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The Group had non-cash transactions related to the acquisition of subsidiaries through the issuance of shares and accounts payable as described in Note 18.
Additionally, the Group reported non-cash additions to right-of-use assets and lease liabilities of R$9,081 in the three-month period 2023 (R$6,207 in the period ended September 30, 2022).
29Subsequent events
•New financing transactions

Following September 30, 2023, and up to the date of this interim condensed consolidated financial statements, several of our Brazilian subsidiaries have executed multiple financing agreements, with a combined principal sum of R$279,4 million. These agreements feature interest rates spanning from CDI Rate plus 1,40% to 3,0% and maturities ranging from December 2023 to July 2024.
•Closing of CORAM acquisition
On July 24, 2023, the Group entered into an agreement for the acquisition of a 62.15% interest in Comércio e Representações Agrícolas Ltda,, or “CORAM”. The consideration transferred for the acquisition amounted R$49,873 of which R$29,873 was paid in cash on the closing date (R$20,000 installment + R$9,873 preliminar price adjustment), and the remaining R$20,000 will be paid in cash a year after the closing date.
This acquisition was completed on November 30, 2023, and the Group currently owns a 62.15% interest.

Currently, the Group is actively engaged in estimating the fair value of the acquired assets and assumed liabilities.
•Agribusiness Receivables Certificates (“CRA”)

On December 27, 2023, Lavoro Agro Holding S.A raised a total of R$420 million in debt through the issuance of Agribusiness Receivables Certificates ("CRA"). These certificates are divided into two series (“Series”) maturing in December 2027. Series I, amounting to R$68 million carries an interest rate of CDI plus 3% per annum and Series II, amounting to R$352 million, carries an interest rate of 14.2% per annum.
This new debt includes covenants related to level of indebtedness of the subsidiary Lavoro Agro Holding S.A requiring to meet a net debt to EBITDA ratio of not more than 2.5 x to be calculated as of June 30 of each year.
•Provisional measure – Tax benefits suspention

The federal government suspended the income tax benefit arising from ICMS deduction, with effects starting in 2024. Consequently, in 2024, the Group will no longer be able to benefit from the income tax explained in note 9.

64

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

65